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                                                              OMB APPROVAL
                           UNITED STATES               -------------------------
                SECURITIES AND EXCHANGE COMMISSION     OMB Number:     3235-0058
                       Washington, DC 20549            Expires:   March 31, 2006
                                                       Estimated average burden
                            FORM 12b-25                hours per response...2.50
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                    NOTIFICATION OF LATE FILING              SEC FILE NUMBER

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                                                              CUSIP NUMBER
(Check One):  [X]Form 10-K [_]Form 20-F [_]Form 11-K
              [_]Form 10-Q [_]Form N-SAR                 ----------------------

     For Period Ended:
                                January 3, 2005
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     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-F
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR
     For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION

The Smith & Wollensky Restaurant Group, Inc.
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Full Name of Registrant


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Former Name if Applicable

1114 First Avenue
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Address of Principal Executive Office (Street and Number)

New York, New York  10021
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


       |   (a) The reasons described in reasonable detail in Part III of this
   |X| |       form could not be eliminated without unreasonable effort or
       |       expense;

       |   (b) The subject annual report, semi-annual report, transition report
       |       on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will
       |       be filed on or before the fifteenth calendar day following the
   |X| |       prescribed due date; or the subject quarterly report or
       |       transition report on Form 10-Q, or portion thereof, will be filed
       |       on or before the fifth calendar day following the prescribed due
       |       date; and

       |   (c) The accountant's statement or other exhibit required by Rule
       |       12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As with many other companies in the restaurant industry, the Registrant is unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K for the fiscal year ended January 3, 2005 on a timely basis because, after consultation with its current and previous independent registered public accounting firms and its audit committee, the Registrant requires time to incorporate the views expressed by the Office of the Chief Accountant of the Securities and Exchange Commission ("SEC") on February 7, 2005, in a letter to the American Institute of Certified Public Accountants regarding certain operating lease accounting issues and their application under generally accepted accounting principles. The Annual Report on Form 10-K will be filed on or before the fifteenth calendar day following the prescribed due date.


PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                   Alan Mandel                    (212)           838-4458
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                      (Name)                    (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
     no, identify report(s).                                      |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                     |X| Yes | | No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As of the date of this filing, the Registrant is unable, without unreasonable effort and expense, to provide a quantitative assessment of the impact that the corrections to its lease accounting practices will have on the results of operations for fiscal 2004 and prior periods. The Registrant is working diligently to complete its review of these matters and to quantify the impact on each of the affected periods. The Registrant does not expect these adjustments to affect the amount of consolidated restaurant sales and comparable consolidated restaurant sales previously reported.


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                  The Smith & Wollensky Restaurant Group, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    April 4, 2005               By: /s/ Alan M. Mandel
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                                         Name:  Alan M. Mandel
                                         Title: Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (see 18 U.S.C. 1001).
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